Exhibit 99.1

Execution Version

SHARE REPURCHASE AND COOPERATION AGREEMENT

This Share Repurchase and Cooperation Agreement (this “Agreement”), effective as of September 15, 2020 (the “Effective Date”), is entered into by and among 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”), and the persons and entities identified under that certain Schedule 13D (as defined below) as Reporting Persons (as defined therein) (each, a “Hale Party” and collectively, the “Hale Parties”). The Company and the Hale Parties are collectively referred to herein as the “Parties,” and each, a “Party.” Unless otherwise defined herein, capitalized terms shall have the meanings given to them in Section 15 herein.

WHEREAS, the Hale Parties own, in the aggregate, 1,130,152 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), as of the Effective Date, with the number of shares of Common Stock owned of record by each Hale Party being set forth on Exhibit A; and

WHEREAS, the Company has reached an agreement with the Hale Parties with respect to the repurchase of all of the Hale Parties’ shares of Common Stock owned, of record or beneficially, as of the Effective Date (the “Shares”) (such transaction, the “Share Repurchase”) and certain other matters, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Share Repurchase.

(a) On the terms and subject to the conditions contained in this Agreement, on the Effective Date, the Hale Parties shall sell, assign, transfer, convey and deliver the Shares (as set forth on Exhibit A) to the Company, and the Company shall purchase, acquire and accept said Shares from the Hale Parties. In consideration for the sale, assignment, transfer, conveyance and delivery of the Shares, at the Closing (as defined below), the Company shall (i) transfer and deliver to the Hale Parties (in the amounts set forth on Exhibit A) an aggregate of 330,231 shares of common stock, par value $0.01 per share, of FedNat Holding Company (the “FedNat Stock”) and (ii) pay to the Hale Parties (in the amounts set forth on Exhibit A) an aggregate cash consideration of $2,752,617 in immediately available funds (the “Cash Consideration”). The Hale Parties agree that the releases set forth in Section 4(b) of this Agreement constitute a material inducement for the Company to enter into this Agreement and perform its obligations hereunder (including, without limitation, its obligations under this Section 1), and the Company agrees that the releases set forth in Section 4(a) of this Agreement constitute a material inducement for the Hale Parties to enter into this Agreement and perform their obligations hereunder (including, without limitation, their obligations under this Section 1).

(b) The closing of the purchase and sale contemplated by Section 1(a) (the “Closing”) shall occur on the Effective Date contemporaneously with the execution and delivery of this Agreement by the Parties. At the Closing, (i) each applicable Hale Party shall deliver or cause to be delivered to the Company all of the right, title and interest of such Hale Party in and to such Hale Party’s Shares (as set forth on Exhibit A) by an appropriate method reasonably acceptable to the Company, together with all documentation reasonably required by the Company to transfer to the Company all right, title and interest in and to said Shares, (ii) the Company shall deliver or cause to be delivered to the applicable Hale Parties (as set forth on Exhibit A) all of the right, title and interest of the Company in and to the FedNat Stock by an appropriate method reasonably acceptable to the Hale Parties, together with all documentation reasonably required by the Hale Parties to transfer to said Hale Parties all right, title and interest in and to said FedNat Stock, (iii) in accordance with wire transfer instructions provided in writing by the Hale Parties to the Company prior to the Effective Date (the “Wire Instructions”), the Company shall pay to the applicable Hale Parties (as set forth on Exhibit A) their applicable portion of the Cash Consideration in cash by wire transfer of immediately available funds, and (iv) the Company shall pay to the Hale Parties the Expense Reimbursement (as defined below) in cash by wire transfer of immediately available funds in accordance with the Wire Instructions.

(c) Each Party hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents and instruments, and to take such other actions, as are consistent with the terms of this Section 1 and as may be reasonably required or requested by the other Parties in order to accomplish the transactions contemplated by this Section 1 (including, without limitation, providing directions or instructions to the appropriate transfer agent in respect of the transfer of the Shares or of the FedNat Stock (such transfer shall include, if necessary, changing the name of the holder of record of such FedNat Stock in the books and records of FedNat Holding Company by the appropriate transfer agent)). For the avoidance of doubt, no failure of the Hale Parties to execute or deliver any such other documents or instruments or to accept the Company’s wire transfer(s) (provided such wire transfer(s), in the aggregate, equal the sum of the Cash Consideration plus the Expense Reimbursement) shall affect the validity of the Share Repurchase.

(d) Notwithstanding any delay due to changing the name of the holder of record of the FedNat Stock in the books and records of FedNat Holding Company described by Section 1(c), the Closing shall be deemed to have occurred on the Effective Date contemporaneously with the execution and delivery of this Agreement.

2. Mutual Non-Disparagement.

(a) Subject to Section 5, each Hale Party agrees that, from the Effective Date until the Termination Date (the “Standstill Period”), it and its Representatives (as defined below) shall refrain from making, and shall cause its respective Representatives to refrain from making, directly or indirectly, in any capacity or manner, publicly or privately, any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that would reasonably be construed to be derogatory or critical of, or negative toward, the Company or its Representatives, or would reasonably be construed to malign, harm, disparage, defame or damage the reputation or good name of the Company or its Representatives, including, without limitation, (i) in any statement, document or report filed with, furnished or otherwise provided to the Securities and Exchange Commission (the “SEC”) or any

other governmental or regulatory agency, (ii) in any press release or other publicly available format, or (iii) to or through any journalist or member of the media (including, without limitation, in a television, radio, newspaper or magazine interview or podcast, Internet or social media communication), stockholder, sell-side or buy-side analyst or other person; provided, however, that any unpremeditated, private, informal remark to any person that (A) is not part of any coordinated communication or campaign intended or designed to circumvent, directly or indirectly, the restrictions contemplated by this Section 2(a) or (B) would not reasonably be expected to be inconsistent with the restrictions contemplated by this Section 2(a), will not be deemed a breach of this Section 2(a); provided, further, that any factual communication made by the Hale Parties to any of their respective investors describing the background or circumstances of this Agreement and the transactions contemplated hereby and with respect to which the Hale Parties instruct such investors as to the confidentiality of the contents of such communication will not be deemed a breach of this Section 2(a).

(b) The Company hereby agrees that, during the Standstill Period, it and its Representatives shall refrain from making, and shall cause its Representatives to refrain from making, directly or indirectly, in any capacity or manner, publicly or privately, any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that would reasonably be construed to be derogatory or critical of, or negative toward, any Hale Party or its Representatives, or would reasonably be construed to malign, harm, disparage, defame or damage the reputation or good name of any Hale Party or its Representatives, including, without limitation, (i) in any statement, document or report filed with, furnished or otherwise provided to the SEC or any other governmental or regulatory agency, (ii) in any press release or other publicly available format, or (iii) to or through any journalist or member of the media (including, without limitation, in a television, radio, newspaper or magazine interview or podcast, Internet or social media communication), stockholder, sell-side or buy-side analyst or other person; provided, however, that any unpremeditated, private, informal remark to any person that (A) is not part of any coordinated communication or campaign intended or designed to circumvent, directly or indirectly, the restrictions contemplated by this Section 2(b) or (B) would not reasonably be expected to be inconsistent with the restrictions contemplated by this Section 2(b), will not be deemed a breach of this Section 2(b).

(c) Notwithstanding the foregoing, nothing in this Section 2 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws (including, without limitation, to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant Party hereto, including, without limitation, any official request for information, formal inquiry or examination) or under any stock exchange regulations or other applicable regulations; provided, however, that, unless prohibited under applicable law, such Party shall use its best efforts to provide written notice to the other Party at least five (5) business days prior to making any such statement or disclosure required under the federal securities laws or other applicable laws or under stock exchange regulations or other applicable regulations that would otherwise be prohibited by the provisions of this Section 2, and reasonably consider any comments of such other Party.

(d) The limitations set forth in Sections 2(a) and 2(b) shall not prevent any Party from responding publicly to any public statement made by the other Party of the nature described in Sections 2(a) and 2(b), if such statement by the other Party was made in breach of this Agreement. This Section 2 will not apply to any truthful statement made in connection with any action to enforce this Agreement.

3. No Litigation.

(a) The Hale Parties covenant and agree that, during the Standstill Period, they shall not, and shall not permit any of their Representatives to, alone or in concert with others, knowingly encourage or pursue, or knowingly assist any other person to threaten, initiate or pursue, any lawsuit, claim or proceeding (including, without limitation, commencing, encouraging or supporting any derivative action in the name of the Company or any class action against the Company or any of its officers or directors, in each case with the intent of circumventing any terms of this Agreement) before any court or governmental, administrative or regulatory body (collectively, “Legal Proceedings”) arising out of any facts known to a Hale Party as of the Effective Date against the Company or any of its Representatives, except for any Legal Proceeding initiated solely to remedy a breach of or to enforce this Agreement; provided, however, that the foregoing shall not prevent the Hale Parties or any of their Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, at the behest of or on behalf of, the Hale Parties or any of their Representatives; provided, further, that in the event that the Hale Parties or any of their Representatives receives such Legal Requirement, the Hale Parties shall, unless prohibited by applicable law, use their best efforts to give prompt written notice of such Legal Requirement to the Company. In any such Legal Proceeding permitted under this Section 3(a) by the Hale Parties against the Company or any of its Representatives, the prevailing party shall be entitled to an award of all reasonable costs and attorney’s fees.

(b) The Company covenants and agrees that, during the Standstill Period, it shall not, and shall not permit any of its Representatives to, alone or in concert with others, knowingly encourage or pursue, or knowingly assist any other person to threaten, initiate or pursue, any Legal Proceedings (including, without limitation, any Legal Proceedings based upon or arising under Section 16 of the Securities Exchange Act of 1934, as amended, and with the rules and regulations thereunder (the “Exchange Act”)) on claims arising out of any facts known to the Company as of the Effective Date against any of the Hale Parties or any of their respective Representatives, except for any Legal Proceeding initiated solely to remedy a breach of or to enforce this Agreement; provided, however, that the foregoing shall not prevent the Company or any of its Representatives from responding to a Legal Requirement in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, at the behest of or on behalf of, the Company or any of its Representatives; provided, further, that in the event the Company or any of its Representatives receives such Legal Requirement, the Company shall, unless prohibited by applicable law, use its best efforts to give prompt written notice of such Legal Requirement to the Hale Parties, as applicable. In any such Legal Proceeding permitted under this Section 3(b) by the Company against the Hale Parties, as applicable, or any of their respective Representatives, the prevailing party shall be entitled to an award of all reasonable costs and attorney’s fees.

4. Releases.

(a) As of the Effective Date (and effective upon the Closing), the Company, on behalf of itself and each and every one of its Representatives, permanently, fully and completely releases, acquits and discharges each Hale Party, and each Hale Party’s subsidiaries, Affiliates (as defined below), joint ventures and partnerships, successors, assigns, officers, directors, partners, members, managers, principals, predecessor entities, agents, employees, stockholders, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns of any such person or entity (in each case, and in their capacities as such) (collectively, the “Hale Affiliates”), collectively, separately and severally, of and from any and all claims (including, without limitation, derivative claims), demands, damages, causes of action, debts, liabilities, controversies, judgments and suits of every kind and nature whatsoever, foreseen, unforeseen, known or unknown, that the Company has had, now has, or may have against the Hale Parties and/or the Hale Affiliates, collectively, separately and severally, at any time prior to and including the Effective Date (including, without limitation, any of the foregoing based upon or arising under Section 16 of the Exchange Act); provided, however, that nothing contained herein shall operate to release any obligations (including, without limitation, liability for any breach of representation or warranty herein) arising under this Agreement.

(b) As of the Effective Date (and effective upon the Closing), each Hale Party, on behalf of itself and each and every one of its Representatives, permanently, fully and completely release, acquit and discharge the Company, and the Company’s subsidiaries, Affiliates, joint ventures and partnerships, successors, assigns, officers, directors, partners, members, managers, principals, predecessor entities, agents, employees, stockholders, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns of any such person or entity (in each case, and in their capacities as such) (collectively, the “Company’s Affiliates”), collectively, separately and severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments and suits of every kind and nature whatsoever, foreseen, unforeseen, known or unknown, that the Hale Parties have had, now have, or may have against the Company and/or the Company’s Affiliates, collectively, separately and severally, at any time prior to and including the Effective Date; provided, however, that nothing contained herein shall operate to release any obligations (including, without limitation, liability for any breach of representation or warranty herein) arising under this Agreement.

5. Standstill.

(a) During the Standstill Period, unless otherwise approved by the Company’s Board of Directors (the “Board”) or by the Company, each Hale Party shall not, and shall cause its respective Representatives not to, directly or indirectly:

(i) make any announcement or proposal with respect to, or offer, seek, propose or indicate an interest in, (A) any form of business combination or acquisition or other transaction relating to some or all of the Common Stock, or some or all of the material assets of the Company or any of its subsidiaries, (B) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or (C) any form of tender or exchange offer for shares of Common Stock or other Voting Securities (as defined below), whether or not such transaction involves a Change of Control (as defined below) of the Company; it being understood that the foregoing shall not prohibit the Hale Parties or their respective Affiliates from acquiring Voting Securities within the limitations set forth in Section 5(a)(iii) or from undertaking any of the foregoing matters solely in respect of FedNat Holding Company, unless, as related to FedNat Holding Company, any of the foregoing matters would otherwise be prohibited by the terms of that certain Standstill Agreement, dated December 2, 2019, by and between FedNat Holding Company and the Company (the “FedNat Standstill Agreement”) (to the extent any such prohibitions are binding upon the Hale Parties or their respective Affiliates under the terms of the Standstill Agreement);

(ii) engage in, or assist in the engagement in, any solicitation of proxies or written consents to vote any Voting Securities, or conduct, or assist in the conducting of, any type of binding or nonbinding referendum with respect to any Voting Securities, or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents) with respect to, or from the holders of, any Voting Securities, or otherwise become a “participant” in a “solicitation,” as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Exchange Act, to vote any securities of the Company (including, without limitation, by initiating, encouraging or participating in any “withhold” or similar campaign);

(iii) purchase or otherwise acquire, or offer, seek, propose or agree to acquire, ownership (including, without limitation, beneficial ownership) of any securities of the Company, any direct or indirect rights or options to acquire any such securities, any derivative securities or contracts or instruments in any way related to the price of shares of Common Stock, or any assets or liabilities of the Company, except as by virtue of passive investments in mutual funds, hedge funds or other pooled investment vehicles or managed accounts (but not investments in the manager of such funds or accounts), in each case over which such Party does not exercise investment control; it being understood that the foregoing shall not prohibit the Hale Parties or their respective Affiliates from disposing of any shares of the Company’s 8.00% Cumulative Preferred Stock (Series A) (“Company Preferred Stock”) owned as of the Effective Date or from undertaking any of the foregoing matters solely in respect of FedNat Holding Company, unless, as related to FedNat Holding Company, any of the foregoing matters would otherwise be prohibited by the terms of the FedNat Standstill Agreement (to the extent any such prohibitions are binding upon the Hale Parties or their respective Affiliates under the terms of the Standstill Agreement);

(iv) advise, encourage or influence any person with respect to the voting of (or execution of a written consent in respect of) or disposition of any securities of the Company;

(v) sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by any of the Hale Parties to any person not (A) a party to this Agreement, (B) a member of the Board, (C) an officer of the Company or (D) an Affiliate of any Party (any person not set forth in clauses (A) through (D) shall be referred to as a “Third Party”) that would knowingly (after due inquiry) result in such Third Party, together with its Affiliates, owning, controlling or otherwise having any beneficial or other ownership interest representing in the aggregate in excess of 4.9% of the shares of Voting Securities outstanding at such time; it being understood that the foregoing shall not prohibit the Hale Parties or their respective Affiliates from disposing of any shares of Company Preferred Stock owned as of the Effective Date;

(vi) take any action in support of, or make any proposal or request that constitutes or would result in (A) advising, controlling, changing or influencing any director or the management of the Company, including, without limitation, any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, except as set forth in this Agreement, (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Company, (C) any other material change in the Company’s management, business or corporate structure, (D) seeking to have the Company waive or make amendments or modifications to the Bylaws or the Certificate of Incorporation (each as defined below), or other actions that may impede or facilitate the acquisition of control of the Company by any person, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (F) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(vii) communicate with stockholders of the Company or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act;

(viii) engage in any course of conduct with the purpose of causing stockholders of the Company to vote contrary to the recommendation of the Board on any matter presented to the Company’s stockholders for their vote at any meeting of the Company’s stockholders or by written consent;

(ix) act, including, without limitation, by making public announcements or speaking to reporters or members of the media (whether “on the record” or on

“background” or “off the record”), to seek to influence the Company’s stockholders, management or the Board with respect to the Company’s policies, operations, balance sheet, capital allocation, marketing approach, business configuration, Extraordinary Transactions (as defined below) or strategy, or to obtain representation on the Board or seek the removal of any director in any manner, except as expressly permitted by this Agreement;

(x) call or seek to call, or request the call of, alone or in concert with others, any meeting of stockholders, whether or not such a meeting is permitted by the Bylaws, including, without limitation, a “town hall meeting”;

(xi) deposit any shares of Common Stock or other Voting Securities in any voting trust or subject any shares of Common Stock or other Voting Securities to any arrangement or agreement with respect to the voting of any shares of Common Stock or Voting Securities (other than any such voting trust, arrangement or agreement solely among the Hale Parties that is otherwise in accordance with this Agreement);

(xii) seek, or encourage or advise any person, to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors;

(xiii) form, join, maintain or in any other way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Security;

(xiv) demand a copy of the Company’s list of stockholders or its other books and records or make any request pursuant to Rule 14a-7 under the Exchange Act or under any statutory or regulatory provisions of the State of Delaware providing for stockholder access to books and records (including, without limitation, lists of stockholders) of the Company;

(xv) commence, encourage or support any derivative action in the name of the Company or any class action against the Company or any of its officers or directors, in each case with the intent of circumventing the provisions of this Section 5, or take any action challenging the validity or enforceability of any of the provisions of this Section 5; provided, however, that the foregoing shall not prevent any Hale Party from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against a Hale Party, or (C) responding to or complying with a validly issued legal process that neither the Hale Parties nor any of their Affiliates initiated, encouraged or facilitated;

(xvi) make any request or submit any proposal to amend or waive the terms of this Section 5 other than through non-public communications with the Company that would not be reasonably likely to trigger public disclosure obligations for any Party;

(xvii) engage any private investigations firm or other person to investigate any of (A) the Company’s directors or officers serving as of the Effective Date or (B) any of the Company’s directors or officers elected or appointed as such following the Effective Date, in his or her respective capacity as a director or officer of the Company; or

(xviii) enter into any discussions, negotiations, agreements or understandings with, or finance, advise, assist, knowingly encourage or seek to persuade, any person to take any action or make any statement with respect to any such action, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing.

Notwithstanding anything to the contrary contained in this Section 5, the Hale Parties shall not be prohibited or restricted from (A) communicating privately with the Board or any officer or director of the Company, in the manner set forth for communicating with the Company in the Company Policies (as defined below), regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by any of the Hale Parties or their respective Affiliates, the Company or its Affiliates or any Third Party, subject in any case to any confidentiality obligations to the Company of any such director or officer and applicable law, rules or regulations, (B) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over any Hale Party, provided that a breach by such Parties of this Agreement is not the cause of the applicable requirement or (C) privately communicating to any of their potential investors or investors factual information regarding the Company (including, without limitation, background information concerning this Agreement and the transactions contemplated hereby), provided such communications are subject to reasonable confidentiality obligations and are not otherwise reasonably expected to be publicly disclosed.

(b) During the Standstill Period, each Hale Party shall refrain from taking any actions which would reasonably be anticipated to have the effect of encouraging, assisting or influencing other stockholders of the Company or any other persons to engage in actions which, if taken by such Party, would violate this Agreement.

(c) Notwithstanding anything contained in this Agreement to the contrary, the provisions of Section 5 of this Agreement shall automatically terminate upon the consummation of a Change of Control transaction.

6. Representations and Warranties of the Company. The Company represents and warrants to the Hale Parties that (a) the Company is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound, (d) no actions, suits, investigations or proceedings before or by any court or governmental agency, body or authority, or arbitrator are pending or, to the best of the Company’s knowledge, threatened or contemplated, that could impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby, (e) the Company is the sole owner of the FedNat Stock and has good and valid title to the FedNat Stock, free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or first offer, limitations on voting rights, proxies, voting agreements, limitations on transfer or other agreements or claims of any kind or nature whatsoever (collectively, “Liens”), other than Liens arising under the terms of the FedNat Standstill Agreement, (f) at the Closing, upon the sale and delivery of, and payment for, the FedNat Stock as provided herein, the Company shall convey to the applicable Hale Parties (as set forth on Exhibit A) good and valid title to the FedNat Stock, free and clear of all Liens (other than Liens arising under the terms of the FedNat Standstill Agreement), (g) the Company has full power and authority to transfer full legal ownership of the FedNat Stock to the applicable Hale Parties (as set forth on Exhibit A) and is not required to obtain the approval of any person or governmental agency or organization to effect the sale and transfer of the FedNat Stock and (h) the Company has made available to the Hale Parties a true and complete copy of the FedNat Standstill Agreement as in effect immediately prior to the Closing. The Company’s representations and warranties set forth in this Section 6 shall survive the Closing.

7. Representations and Warranties of the Hale Parties. Each Hale Party jointly and severally represents and warrants to the Company that (a) if such Hale Party is an entity, it is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its organization or formation, (b) this Agreement has been duly and validly authorized, executed and delivered by such Hale Party, and constitutes a valid and binding obligation and agreement of such Hale Party, enforceable against such Hale Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, (c) the signatory for such Hale Party has the power and authority to execute this Agreement and any other documents or agreements entered into in connection with this Agreement on behalf of itself and the applicable Hale Party associated with that signatory’s name, and to bind such Hale Party to the terms hereof and thereof, (d) the execution, delivery and performance of this Agreement by such Hale Party does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or

(ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) no actions, suits, investigations or proceedings before or by any court or governmental agency, body or authority, or arbitrator are pending or, to the best of such Hale Party’s knowledge, threatened or contemplated, that could impair the ability of such Hale Party to perform its obligations hereunder or to consummate the transactions contemplated hereby, (f) such Hale Party is the sole owner of the Shares set forth next to its name on Exhibit A and has good and valid title to such Shares, free and clear of any and all Liens, (g) at the Closing, upon the sale and delivery of, and payment for, the Shares as provided herein, such Hale Party shall convey to the Company good and valid title to the Shares set forth next to its name on Exhibit A, free and clear of all Liens, (h) such Hale Party has full power and authority to transfer full legal ownership to the Company of the Shares set forth next to its name on Exhibit A and is not required to obtain the approval of any person or governmental agency or organization to effect the sale and transfer of said Shares, and (i) immediately following the Closing, upon the sale and delivery of, and payment for, the Shares as provided herein, such Hale Party no longer owns and has no further rights to own or acquire, directly or indirectly, any equity or other interests in the Company until the Termination Date, other than its interests in the Company Preferred Stock. The Hale Parties’ representations and warranties set forth in this Section 7 shall survive the Closing.

8. SEC Filings.

(a) No later than four (4) business days following the Effective Date, the Company shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement and appending this Agreement as an exhibit thereto (the “Form 8-K”). The Form 8-K shall be consistent with the terms of this Agreement. The Company shall provide the Hale Parties with a reasonable opportunity to review and comment on the Form 8-K prior to the filing of it with the SEC and consider in good faith any comments of the Hale Parties.

(b) The Hale Parties shall promptly file with the SEC an amendment to that certain Schedule 13D, filed with the SEC on January 24, 2020 and amended on February 12, 2020, March 13, 2020, March 19, 2020, April 9, 2020 and July 22, 2020 (collectively, the “Schedule 13D”), in compliance with Section 13 of the Exchange Act, reporting their entry into this Agreement and appending this Agreement as an exhibit thereto (the “Schedule 13D Amendment”). The Schedule 13D Amendment shall be consistent with the terms of this Agreement. The Hale Parties shall provide the Company with a reasonable opportunity to review and comment on the Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Company.

(c) Neither the Company nor the Hale Parties shall (i) issue a press release in connection with this Agreement or the actions contemplated hereby or (ii) otherwise make any public statement, disclosure or announcement with respect to this Agreement or the actions contemplated hereby, other than as mutually agreed to by the Company and the Hale Parties; provided, however, that the Company may disclose this Agreement in its regulatory filings to facilitate compliance with the Exchange Act and applicable law.

9. Term; Termination. The term of this Agreement shall commence on the Effective Date and shall continue until the fifth (5th) anniversary of the Effective Date (the “Termination Date”); provided, however, that (a) the Hale Parties may earlier terminate this Agreement if the Company commits a material breach of its obligations under this Agreement that (if capable of being cured) is not cured within fifteen (15) days after receipt by the Company from such Party specifying the material breach, and (b) the Company may earlier terminate this Agreement if any of the Hale Parties commits a material breach of this Agreement that (if capable of being cured) is not cured within fifteen (15) days after receipt by such Party from the Company specifying the material breach; provided, further, that for the avoidance of doubt, the termination of this Agreement following the Closing shall not adversely impact or nullify the consummation of the Share Repurchase at the Closing. Termination of this Agreement shall not relieve any Party from its responsibilities in respect of any breach of this Agreement prior to such termination. Section 4 hereof shall survive termination of this Agreement indefinitely.

10. Expenses. Each Party shall be responsible for its own fees and expenses in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, except that the Company shall reimburse the Hale Parties at the Closing for their reasonable documented expenses, including, without limitation, legal fees incurred in connection with their engagement with the Company (including, without limitation, in respect of the negotiation and execution of this Agreement and any prior agreements between the Company and the Hale Parties), in an amount not to exceed $25,000 (the “Expense Reimbursement”).

11. No Other Discussions or Arrangements. The Hale Parties represent and warrant that, as of the Effective Date, except as specifically disclosed in the Schedule 13D, or as disclosed to the Company in writing prior to the Effective Date, (a) none of the Hale Parties owns, of record or beneficially, any Voting Securities or any securities convertible into, or exchangeable or exercisable for, any Voting Securities and (b) none of the Hale Parties have entered into, directly or indirectly, any agreements or understandings with any person (other than their own respective Representatives) with respect to any potential transaction involving the Company or the voting or disposition of any securities of the Company.

12. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of Delaware. Each Party agrees that it shall bring any suit, action or other proceeding in respect of any claim arising out of or related to this Agreement (each, an “Action”) exclusively in (a) the Delaware Court of Chancery in and for New Castle County, (b) in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware or (c) in the event (but only in the event) such courts identified in clauses (a) and (b) do not have subject matter jurisdiction over such Action, any other Delaware state court (collectively, the “Chosen Courts”), and, solely in connection with an Action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) irrevocably submits to the exclusive venue of any such Action in the Chosen Courts and waives any objection to laying venue in any such Action in the Chosen Courts,

(iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 16 of this Agreement. Each Party agrees that a final judgment in any Action brought in the Chosen Courts shall be conclusive and binding upon each of the Parties and may be enforced in any other court, the jurisdiction of which each of the Parties is or may be subject, by suit upon such judgment.

13. Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

14. Specific Performance. Each of the Parties acknowledges and agrees that irreparable injury to the other Parties would occur in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or is otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including, without limitation, the payment of money damages). It is accordingly agreed that each of the Parties (the “Moving Party”) shall be entitled to specific enforcement, and injunctive or other equitable relief, as a remedy for any such breach or to prevent any violation or threatened violation of, the terms hereof, and the other Parties will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The Parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. The remedies available pursuant to this Section 14 shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

15. Certain Definitions. As used in this Agreement:

(a) “Affiliate” shall mean any “Affiliate” as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, without limitation, persons who become Affiliates subsequent to the Effective Date; provided, however, that for purposes of this Agreement, the Hale Parties shall not be Affiliates of the Company and the Company shall not be an Affiliate of any Hale Party;

(b) “Associate” shall mean any “Associate” as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, without limitation, persons who become Associates subsequent to the Effective Date;

(c) “beneficial owner”, “beneficial ownership” and “beneficially own” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(d) “business day” shall mean any day other than a Saturday, Sunday or day on which the commercial banks in the State of New York are authorized or obligated to be closed by applicable law;

(e) “Bylaws” shall mean the Third Amended and Restated By-laws of the Company, as adopted December 17, 2019, and as may be further amended from time to time;

(f) “Certificate of Incorporation” shall mean the Third Amended and Restated Certificate of Incorporation of the Company, as amended by the Certificate of Amendment dated December 17, 2019, and as may be further amended from time to time;

(g) a “Change of Control” transaction shall be deemed to have taken place if (i) any person, other than Fundamental Global Investors LLC, is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company’s then-outstanding equity securities or (ii) the Company enters into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company’s stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities;

(h) “Company Policies” mean the policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board, including, without limitation, the Company’s Code of Ethics and Insider Trading Policy, and any other policies on stock ownership, public disclosures and confidentiality;

(i) “Extraordinary Transaction” shall mean any equity tender offer, equity exchange offer, merger, acquisition, business combination or other transaction with a Third Party that, in each case, would result in a Change of Control, liquidation, dissolution or other extraordinary transaction involving a majority of the Company’s equity securities or a majority of its assets, and including, without limitation, any such transaction with a Third Party that is submitted for a vote of the Company’s stockholders;

(j) “other Parties” shall mean, (i) with respect to the Company, any of the Hale Parties and (ii) with respect to any of the Hale Parties, the Company;

(k) “person” or “persons” shall mean any individual, corporation (including, without limitation, not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind, structure or nature;

(l) “Representative” shall mean, (i) with respect to the Company, its Affiliates and Associates and its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives, and (ii) with respect to any of the Hale Parties, their Affiliates and Associates and its and their respective principals, managing directors, directors, members, partners, officers, employees, consultants, legal or other advisors, agents and other representatives; and

(m) “Voting Securities” means the Common Stock and any other securities of the Company entitled to vote in the election of directors.

16. Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by email (with confirmation of transmission) if sent during normal business hours, and on the next business day if sent after normal business hours or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the addresses set forth in this Section 16 (or to such other address that may be designated by a Party from time to time in accordance with this Section 16).

If to the Company, to its address at:

1347 Property Insurance Holdings, Inc.

970 Lake Carillon Drive, Suite 314

St. Petersburg, FL 33716

Attention: Larry G. Swets

Email:       lswets@itascafinancial.com

With a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

1114 Avenue of the Americas

New York, NY 10036

Attention: Lawrence S. Elbaum

     C. Patrick Gadson

Email:       lelbaum@velaw.com

      pgadson@velaw.com

If to a Hale Party, to the address at:

Hale Partnership Capital Management, LLC

2924 Archdale Drive

Charlotte, NC 28210

Attention: Steven A. Hale II

Email: steve@halepartnership.com

With a copy (which shall not constitute notice) to:

Moore & Van Allen PLLC

100 North Tryon Street, Suite 4700

Charlotte, NC 28202

Attention: Ryan M. Smith

Email:       ryansmith@mvalaw.com

17. Entire Agreement. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party.

18. Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

19. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

20. Assignment. No Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably withheld. Any purported assignment or delegation without such consent shall be null and void. No assignment or delegation shall relieve the assigning or delegating Party of any of its obligations hereunder. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

21. Waivers. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Parties so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

COMPANY:

1347 PROPERTY INSURANCE HOLDINGS, INC.

By:	/s/ Larry Swets
Name:	Larry G. Swets
Title:	Interim Chief Executive Officer

Signature Page to

Share Repurchase and Cooperation Agreement

HALE PARTIES:

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steve Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steve Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, L.P.

By: Hale Partnership Capital Advisors, LLC,
its General Partner

By:	/s/ Steve Hale II
Name:	Steven A. Hale II
Title:	Manager

MGEN II – HALE FUND, L.P.

By: Hale Partnership Capital Advisors, LLC,
its General Partner

By:	/s/ Steve Hale II
Name:	Steven A. Hale II
Title:	Manager

CLARK – HALE FUND, L.P.

By: Hale Partnership Capital Advisors, LLC,
its General Partner

By:	/s/ Steve Hale II
Name:	Steven A. Hale II
Title:	Manager

Signature Page to

Share Repurchase and Cooperation Agreement

SMITH – HALE FUND, L.P.

By: Hale Partnership Capital Advisors, LLC,
its General Partner

By:	/s/ Steve Hale II
Name:	Steven A. Hale II
Title:	Manager

DICKINSON – HALE FUND, L.P.

By: Hale Partnership Capital Advisors, LLC,
its General Partner

By:	/s/ Steve Hale II
Name:	Steven A. Hale II
Title:	Manager

/s/ Steve Hale II
STEVEN A. HALE II

Signature Page to

Share Repurchase and Cooperation Agreement

Exhibit A

Common Stock Owned by Hale Parties; Allocation of FedNat Stock and Cash Consideration

Name	Shares of Company Common Stock	Shares of FedNat Stock	Cash Consideration

Hale Partnership Fund, L.P	527,499	154,136	$1,284,785.34

MGEN II – Hale Fund, L.P.	30,558	8,929	$74,427.57

Clark – Hale Fund, L.P.	90,135	26,337	$219,534.30

Smith – Hale Fund, L.P.	25,718	7,515	$62,639.19

Dickinson – Hale Fund, L.P.	26,614	7,777	$64,821.50

“Managed Account” (as defined in the Schedule 13D) [discretionary separately managed account for which Hale Partnership Capital Management, LLC serves as investment manager]	429,628	125,537	$1,046,409.10

Total:	1,130,152	330,231	$2,752,617.00